Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of GP-Act III Acquisition Corp. (the “Company”) on Amendment No. 4 to Form S-1 (File No. 333-253853) of our report dated March 22, 2021, except for the Warrant Instruments in Note 2 and the Warrant Amendments in Note 6 as to which the date is May 5, 2021, and the second paragraph of Note 8 as to which the date is December 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of GP-Act III Acquisition Corp. as of December 31, 2020 and for the period from November 23, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 23, 2021